April 26, 2005

FILED VIA EDGAR

Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                           Re: Lincoln Park Bancorp
                               Form 8-K filed April 4, 2005
                               File Number: 000-51078

Dear Ms. Haynes:

         We are in receipt of your letter dated April 22, 2005 providing comments on the referenced filing for Lincoln Park Bancorp (the "Company").

         For your convenience we have reproduced the staff's comment, with the Company's response following the comment as follows:

1. Please revise your disclosure in the third paragraph to cover the interim period from the date of the last audited financial statements to April 1, 2005, the date of resignation. See Item 304(a)(1)(iv) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

         As requested, the third paragraph of Item 4.01 has been revised and a letter from the former accountants has been included.

                                   * * * * * *

         Further, as requested by the staff, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

         o staff comments or changes to the Company's disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust the foregoing is responsive to the staff's comments. Any questions with regard to the foregoing should be directed to the undersigned at
(973) 694-0330.

                                           Respectfully,

                                           /s/ Donald Hom

                                           Donald Hom
                                           President and Chief Executive Officer


cc:      Robert Lipsher, Esq.- Luse Gorman Pomerenk & Schick